Filed pursuant to Rule 433.
Registration Statement Nos. 333-184147 and 333-184147-01

www.rbs.com/etnUS or 855.RBS.ETPS (855.727.3877)

RBS ETN Performance as of 09/27/13

RBS Trendpilot™ Exchange Traded Notes (“ETNs”) track an RBS Trendpilot™ Index. As described in more detail below, RBS Trendpilot™ Indices alternate between tracking a Benchmark Index and the yield on a hypothetical notional investment in 3-month U.S. Treasury Bills as of the most recent weekly auction (the “Cash Rate”), depending on the performance of the Benchmark Index relative to its 100- or 200 Index business day simple moving average (“SMA”), as applicable.

Trendpilot™ ETN Series
Ticker	TRND	TRNM	TBAR	TWTI	TNDQ	TCHI
RBS ETN/Index:	RBS US	RBS US Mid Cap	RBS Gold	RBS Oil	RBS NASDAQ-	RBS China
	Large	Trendpilot™	Trendpilot™	Trendpilot™	100®	Trendpilot™
	Cap	ETN/Index	ETN/Index	ETN/Index	Trendpilot™	ETN/Index
	Trendpilot™				ETN/Index
ETN/Index
Benchmark Index:	S&P 500®	S&P MidCap	Price of Gold	RBS 12-Month	NASDAQ-100®	BNY Mellon
	Total	400® Total	Bullion	Oil Total	Total	China Select
	Return	Return Index		Return Index	Return	ADR Total
	Index				IndexSM	Return
IndexSM
Daily Redemption Value (NAV)1	$33.0552	$30.3274	$27.9951	$20.3336	$32.6524	$28.2042
RBS Index Weekly Return2	-1.02%	-0.05%	0.00%	-0.95%	0.19%	0.93%
RBS Index Month to Date Return2	3.76%	5.23%	0.00%	-2.00%	5.13%	10.42%
RBS Index Year to Date Return2	20.52%	23.26%	-2.97%	-10.99%	19.66%	11.67%

Trendpilot™ Indicator as of 09/27/13

If a Benchmark Index level is at or above its applicable SMA, for a specified number of days (each as noted below) (i.e., a “positive trend” is established), the relevant Trendpilot™ Index will track its Benchmark Index. If the Benchmark

Index level is below its applicable SMA for the specified number of days (i.e., a “negative trend” is established), the relevant Trendpilot™ Index will track the Cash Rate.

	TRND	TRNM	TBAR	TWTI	TNDQ	TCHI
SMA Day
Count/Days to	200 Day/5	200 Day/5	200 Day/5	100 Day/5	100 Day/5	100 Day/3
confirm Benchmark

Index trend
Benchmark Index Closing Level	3,018.24	1,722.92	1,341.00	2,994.89	3,477.46	5,344.88
Benchmark Index SMA	2,812.75	1,587.24	1,474.06	2,911.97	3,277.97	4,651.11
Friday, 09/27/2013	ABOVE SMA	ABOVE SMA	BELOW SMA	ABOVE SMA	ABOVE SMA	ABOVE SMA
Thursday, 09/26/2013	ABOVE SMA	ABOVE SMA	BELOW SMA	ABOVE SMA	ABOVE SMA	ABOVE SMA
Wednesday, 09/25/2013	ABOVE SMA	ABOVE SMA	BELOW SMA	ABOVE SMA	ABOVE SMA	ABOVE SMA
Tuesday, 09/24/2013	ABOVE SMA	ABOVE SMA	BELOW SMA	ABOVE SMA	ABOVE SMA	ABOVE SMA
	ABOVE SMA	ABOVE SMA	BELOW SMA	ABOVE SMA	ABOVE SMA	ABOVE SMA

Monday, 09/23/2013
Friday, 09/20/2013	ABOVE SMA	ABOVE SMA	BELOW SMA	ABOVE SMA	ABOVE SMA	ABOVE SMA
Last Benchmark Index Trend switch effective as of open of trading on:3	1/3/12	1/19/12	2/20/13	7/8/13	1/10/13	7/12/13
Benchmark Index Closing Level at last Benchmark Index trend switch	2,192.40	1,256.22	1,588.50	2,902.43	2,923.71	4,403.85
The Trendpilot Index Return Source:4	S&P 500® Total Return Index	S&P MidCap 400® Total Return Index	Cash Rate	RBS 12- Month Oil Total Return Index	NASDAQ-100® Total Return IndexSM	BNY Mellon China Select ADR Total Return IndexSM

The tables above present the actual performance of the respective indices and RBS ETNs as of the specified dates and periods. For information regarding the performance of each Index, please refer to the relevant pricing supplement filed with the U.S. Securities and Exchange Commission (“SEC”). Past performance does not guarantee future results.

*Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

(1) Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee is equal to: (i)(a) 1.00% per annum when the RBS US Large Cap TrendpilotTM Index (USD), RBS US Mid Cap TrendpilotTM Index (USD), RBS Gold TrendpilotTM Index (USD) and the RBS NASDAQ-100® TrendpilotTM Index (USD) are tracking their respective Benchmark Indices and (b) 1.10% per annum when the RBS Oil TrendpilotTM Index (USD) and RBS China TrendpilotTM Index (USD) are tracking their respective Benchmark Indices; and (ii) 0.50% per annum when any of these TrendpilotTM Indices are tracking the Cash Rate.

(2) These percentages are calculated for the periods indicated based on the levels of the respective Indices through the close of business on the date set forth at the top of this fact sheet (the “measurement date”). More specifically, the Index Weekly Return is calculated using the level of the relevant TrendpilotTM Index at the close of business on the last Index business day of the week prior to the measurement date through the measurement date; the Index Month to Date Return is calculated from the last Index business day of the month prior to the measurement date through the measurement date; and the Index Year to Date Return is calculated from the last Index business day of the year prior to the measurement date through the measurement date.

(3)  These dates are those on which the relevant TrendpilotTM Index implemented the change in the reference exposure (i.e., the Index Return Source) following a Benchmark Index trend switch. The Trendpilot™ Index will implement the change in the reference exposure at the open of trading on the second Index business day immediately following the business day on which the Benchmark Index trend switches from positive to negative or from negative to positive, as the case may be.

(4)  The “Index Return Source” is either the Benchmark Index (if the Benchmark Index is in a positive trend) or the Cash Rate (if the Benchmark Index is in a negative trend).

For more information: 855.727.3877

FOR REGISTERED BROKER/DEALERS AND REGISTERED INVESTMENT ADVISERS ONLY. NOT FOR DISTRIBUTION TO INDIVIDUAL INVESTORS.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the relevant Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The

RBS Oil TrendpilotTM ETNs and the RBS Oil TrendpilotTM Index (USD) do not provide exposure to spot prices of crude oil and, consequently, may not be representative of an investment that provides exposure to crude oil. Each Trendpilot™ Index may underperform its respective Benchmark Index, and is expected to perform poorly in volatile markets. The RBS China Trendpilot™ ETNs involve risks associated with an investment in emerging markets, as well as currency exchange risk. Even though the RBS ETNs are listed on the NYSE Arca, a trading market may not develop and the liquidity of the RBS ETNs may be limited and/or vary over time, as RBS plc is not required to maintain any listing of the RBS ETNs. The RBS ETNs are not principal protected and do not pay interest. Any payment on the RBS ETNs is subject to the ability of the applicable issuer and guarantor to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs. The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the “Risk Factors” section of the applicable pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland plc (RBS plc) and The Royal Bank of Scotland Group plc (RBS Group) have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

RBS China Trendpilot™ Index, RBS US Large Cap Trendpilot™ Index (USD), RBS US Mid Cap Trendpilot™ Index (USD) and RBS Gold Trendpilot™ Index (USD) (collectively, the "Indices") are the property of RBS plc (the “Index Sponsor”), which has contracted with S&P Opco, LLC, a subsidiary of S&P Dow Jones Indices LLC (“S&P Dow Jones Indices”) to maintain and calculate the Indices. The S&P 500® Index and the S&P MidCap 400® Index are the exclusive property of S&P Dow Jones Indices and have been licensed for use by RBSSI and its affiliates in connection with the RBS US Large Cap Trendpilot™ Index (USD) and the RBS US Mid Cap Trendpilot™ Index (USD), respectively. S&P Dow Jones Indices, its affiliates and their third party licensors shall have no liability for any errors or omissions in calculating the Indices. S&P® is a registered trademark of Standard & Poor’s Financial

Services LLC (“SPFS”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed to S&P Dow Jones Indices. “Standard & Poor’s ®”, “S&P®”, “S&P 500®” and “S&P MidCap 400® ” are trademarks of SPFS and together with the “Calculated by S&P Dow Jones Indices Custom” and its related stylized mark(s) have been licensed for use by RBSSI and its affiliates. The RBS China Trendpilot™ ETNs, RBS US Large Cap Trendpilot™ ETNs, RBS US Mid Cap Trendpilot™ ETNs and RBS Gold Trendpilot™ ETNs are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors, and neither S&P Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors make any representation regarding the advisability of investing in such RBS ETNs.

NASDAQ®, OMX®, NASDAQ OMX®, NASDAQ-100®, NASDAQ-100 Index® and NASDAQ-100® Total Return IndexSM are registered trademarks and service marks of The NASDAQ OMX Group, Inc. and are licensed for use by RBS plc. The RBS NASDAQ-100® TrendpilotTM Index is the property of RBS plc. RBS plc has contracted with The NASDAQ OMX Group, Inc. (which with its affiliates and subsidiaries is referred to as the “Corporations”) to calculate and maintain the RBS NASDAQ-100® TrendpilotTM Index, either directly or through a third party. Currently, the RBS NASDAQ-100® TrendpilotTM Index is calculated and maintained by S&P Opco, LLC ("S&P Opco"), a subsidiary of S&P Dow Jones Indices LLC ("S&P Dow Jones Indices"), on behalf of The NASDAQ OMX Group, Inc. S&P Opco and the Corporations shall have no liability for any errors or omissions in calculating the Index. The RBS NASDAQ-100® TrendpilotTM ETNs, which are based on the RBS NASDAQ-100® TrendpilotTM Index, have not been passed on by the Corporations or S&P Opco as to their legality or suitability and are not sponsored, endorsed, sold or promoted by the Corporations or S&P Opco. THE CORPORATIONS AND S&P OPCO MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE RBS NASDAQ-100® TRENDPILOTTM ETNs.

RBS Oil TrendpilotTM Index (USD) and RBS 12-Month Oil Total Return Index (USD) are the property of RBS plc and are calculated by NYSE Arca, a wholly-owned subsidiary of NYSE Euronext. The RBS Oil Trendpilot™ ETNs, which track the RBS Oil TrendpilotTM Index (USD) and RBS 12-Month Oil Total Return Index (USD), are not issued, sponsored, endorsed, sold or promoted by NYSE Arca, and NYSE Arca makes no representation regarding the advisability of investing in such ETNs. NYSE ARCA MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE RBS OIL TRENDPILOT™ INDEX (USD) OR RBS 12-MONTH OIL TOTAL RETURN INDEX (USD) OR ANY DATA INCLUDED THEREIN. IN NO EVENT SHALL NYSE ARCA HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

BNY Mellon is a corporate brand of The Bank of New York Mellon Corporation and may be used as a generic term to reference the corporation as a whole or its various subsidiaries. BNY Mellon and BNY Mellon ADR Indices and BNY Mellon DR Indices are service marks owned by The Bank of New York Mellon Corporation. This information is provided for general purposes only and is not investment advice. We provide no advice nor recommendations or endorsement with respect to any company, security or products based on any index licensed by BNY Mellon, and we make no representation regarding the advisability of investing in the same. BNY Mellon’s Depositary Receipt business is conducted through BNY Mellon.

BNY Mellon does not guarantee the accuracy, timeliness and/or completeness of BNY Mellon ADR Indices and BNY Mellon DR Indices, or any associated indices, or any data included therein, and BNY Mellon shall have no liability for any errors, omissions, or interruptions therein. BNY Mellon makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to BNY Mellon ADR Indices and BNY Mellon DR Indices or any associated indices, or any data included therein, or any materials derived from such data. Without limiting any of the foregoing, in no event shall the company have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages. For the full disclaimer please see the pricing supplements relating to the notes that RBS plc and RBS Group filed with the SEC.

Copyright © 2013 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc.